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                             February 16, 2021

       Takumi Kitamura
       Executive Managing Director and Chief Financial Officer
       Nomura Holdings, Inc.
       9-1 Nihonbashi 1-chome
       Chuo-ku, Tokyo 103-8645
       Japan

                                                        Re: Nomura Holdings,
Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2020
                                                            Filed June 30, 2020
                                                            File No. 001-15270

       Dear Mr. Kitamura:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2020

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results, page 48

   1. From your earnings conference call for the quarter ended September 30, 2020 held on
                                                        October 28, 2020 and
the accompanying slide deck (as well as the slide deck for your earnings conference
call for the quarter ended December 31, 2020) we note your
                                                        presentation of the
following key performance indicators (KPIs) that do not appear to be presented and discussed
in your Form 20-F:
                                                            From slide 8
(September quarter) and slide 9 (December quarter) for your Retail segment:
                                                              o   Recurring
revenue assets and recurring revenue; and
                                                              o   Active
clients;
                                                            From slide 11
(September quarter) and slide 12 (December quarter) for
 Takumi Kitamura
FirstName LastNameTakumi  Kitamura
Nomura Holdings, Inc.
Comapany16,
February  NameNomura
            2021       Holdings, Inc.
February
Page 2 16, 2021 Page 2
FirstName LastName
             your Wholesale segment:
               o   Cost-income ratio; and
               o   Revenue as a percentage of modified risk-weighted assets.
         As you identify these measures as KPIs, please represent to us that you will include them as well as a discussion of how they are derived, how you use them and why they changed period over period in your future filings on Form 20-F. Otherwise, tell us where you have made these disclosures or explain to us why such disclosure is not warranted.
Results by Business Segment
Wholesale, page 55

2. In the fourth paragraph and the last paragraph on page 56, you disclose that your net revenue figures for your Global Markets and Investment Banking business, respectively, are non-GAAP financial measures. Please address the following:
             Provide us the reconciliations for these non-GAAP measures to the most directly comparable GAAP measures for each period presented as required by Item
              10(e)(1)(i)(B) of Regulation S-K or tell us where you provided this reconciliation in your filing;
             Confirm for us that the most directly comparable GAAP measure for your Investment
              Banking business is your "fees from investment banking" as presented in the table in
              Note 4 on page F-72 or explain to us why these amounts are not the most directly comparable GAAP measures; and
             Tell us why you reflect each adjustment in the reconciliations requested in the first bullet above and explain how each does not represent a tailored recognition and measurement method as contemplated in Question 100.04 of the Compliance and
              Disclosure Interpretations on Non-GAAP Financial Measures.
Notes to the Consolidated Financial Statements
Note 1: Summary of accounting policies
Future accounting developments, page F-31

3.       You disclose the   15,662 million impact of adopting ASU 2016-13 on
April 1, 2020 as it
         relates to financial instruments for which you elected the fair value option. We note similar disclosure on page F-13 of your Interim Operating and Financial Review for
         September 30, 2020 as provided as Exhibit 1 to your Form 6-K filed on December 18,
         2020. Please provide us a summary of your accounting for the adoption of ASU 2016-13 for these financial instruments and reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us:
             The principal amount and amortized cost of the loans receivables at March 31, 2020 that are now carried under the fair value option;
             The cause of the aggregate   9,774 million decrease in loans
receivable explaining
              why fair value significantly below amortized cost is not indicative of impairment under the incurred loss model prior to adoption of ASU 2016-13;
             The composition of the   5,888 of other liabilities recorded and,
to the extent
 Takumi Kitamura
FirstName LastNameTakumi  Kitamura
Nomura Holdings, Inc.
Comapany16,
February  NameNomura
            2021       Holdings, Inc.
February
Page 3 16, 2021 Page 3
FirstName LastName
              applicable, the aggregate unfunded loan commitments underlying this liability;
                Why you elected to treat these loans and loan commitments under the FVO as opposed to those you previously reflected under the FVO as well as those you continue to carry at amortized cost and your consideration for providing this disclosure in future financial statements under ASC 825-10-50-28a and 50-28b, or tell us where you have made this disclosure in your September 30, 2020 Interim
              Operating and Financial Review Report; and
                Your consideration for providing the other disclosures from ASC 825-10-50-28 as well as those in 50-29 and 50-30 in future financial statements or tell us where you have made these disclosures in your September 30, 2020 Interim Operating and
              Financial Review Report.
Note 4: Revenue from services provided to customers
Revenue by type of service, page F-72

4. We note your disaggregation of revenues from services provided to customers. Please address the following:
             Tell us how your disaggregation provides information regarding the timing of revenue as stipulated in ASC 606-10-50-5 when, for example some of your fees as outlined beginning on page F-73 are recognized at a point in time while others are recognized over time;
             Tell us your consideration for disclosing your revenue by product/service or group of product/service as stipulated in ASC 280-10-50-40 or tell us where you have made this disclosure. In your response tell us your consideration of the following observations:
               o You provide revenue by product/service for your Retail segment in Item 5 on page 51, but do not provide this level of detail in the footnotes for either this segment or the entire company.
               o You do not appear to provide any level of granularity for revenue in your Asset
                   Management segment other than non-interest revenue and interest revenue in
                   Item 5 on page 53 and the segment Note 22 on page F-138. Although you do not appear to disclose revenue by type for this segment, we note that you disclose assets under management (AUM) by subsidiary on pages 53 and
                   54, but the disclosure of AUM and associated revenues by Investment Trust business and Investment Advisory business as presented on slide 9 in the quarterly slide deck accompanying your fiscal second quarter 2021 earnings call as available on your website may provide more meaningful information to financial statement users.
               o Similar to the Asset Management segment, Wholesale segment revenue in Note
                   22 is also limited to non-interest revenue and net interest revenue while in Item
                   5 on page 55 you provide revenue separately for Global Markets and Investment
                   Banking with Global Markets being further broken down into fixed income and equity components in the narrative on page 56.
                 o
 Takumi Kitamura
Nomura Holdings, Inc.
February 16, 2021
Page 4

                   In Item 2.2(1) of your Quarterly Report for September 30, 2020 provided as
                   Exhibit 1 to Form 6-K filed on November 25, 2020 you provide more granular detail for Investment Banking and Asset Management fees; and
                Tell us how you considered the guidance in ASC 280-10-50-28 with regard to additional measures in the allocation of resources considering net revenue from
              Americas represented 17.8% of total consolidated net revenue whereas the related contribution to total consolidated income (loss) before income taxes from Americas was only 3% and net revenue from Japan represented 71.5% of total consolidated net revenue whereas the related contribution to total consolidated income (loss) before income taxes from Japan was 94.7%.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at 1-202-551-3638 or Michelle Miller at 1-202-551-
3368 with any questions.



FirstName LastNameTakumi Kitamura                            Sincerely,
Comapany NameNomura Holdings, Inc.
                                                             Division of
Corporation Finance
February 16, 2021 Page 4                                     Office of Finance
FirstName LastName